Linklaters LLP

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mark.kingstone@linklaters.com

catherine.sam@linklaters.com

First Trust Portfolios L.P. 120 East Liberty Drive Suite 400 Wheaton Illinois 60187 USA

9 October 2019

Our Ref	Mark Kingstone / Catherine Sam

Dear Sirs

Global Target 15 Portfolio – 4th Quarter 2019 Series FT 8290

1	We have acted as special United Kingdom (“UK”) taxation advisers in connection with the issue of units (“Units”) in the Global Target 15 Portfolio, 4th Quarter 2019 Series (the “Trust”) on the basis of directions given to us by Chapman and Cutler LLP, your counsel.
2	This opinion is limited to UK taxation law as applied by the English courts and to our understanding of published HM Revenue & Customs (“HMRC”) practice, both as in effect at the date hereof. Such laws and practice are subject to change, possibly with retrospective effect. HMRC’s practice may not be binding on HMRC and there can be no assurance that HMRC will not depart from such practice, either because of the presence of particular factual circumstances or generally. To the extent that the laws of any other jurisdiction may be relevant, our advice is subject to the effect of such laws and we express no opinion on such laws. We also express no opinion on European Community law as it affects any jurisdiction other than the UK. In providing our advice, we have assumed that words and phrases used in any documents which are not governed by English law have the same meaning and effect as they would have if those documents were governed by English law. Future changes in law or practice (which could have retrospective or retroactive effect) could adversely affect the tax position as set out in this opinion. We do not assume any obligation to notify you of future changes in law or practice which may affect the advice in this opinion or otherwise to update this opinion in any respect.
3	Our advice is subject to the assumptions and qualifications referred to in this opinion and to any matters not disclosed to us. All factual statements in this opinion are assumed by us to be true and accurate and we have made no enquiry and express no view as to the correctness of any factual matter referred to. To the extent that we comment on any matters of fact, these comments only represent a judgement of these matters and there can be no assurance that such judgement is correct or that it will be supported by HMRC or any other person.
4	This opinion is written on the basis that all matters relating to it will be governed by, and that it (including all terms used in it) will be construed in accordance with, English law.
5	For the purpose of this opinion, the only documentation which we have examined is a draft prospectus for the FT 8290 dated 16 September 2019 (the “Prospectus”) comprising the Trust and the 4th Quarter 2019 Series of 13 further unit trusts (together the “Funds”). We have been advised by Chapman and Cutler LLP, and have assumed for the purposes of this opinion, that there will be no differences between the Prospectus and the final prospectus to be issued for the Funds and to be dated 9 October2019 (the “Final Prospectus”) that might impact the analysis below. Terms defined in the Prospectus bear the same meaning herein.
6	We have assumed for the purposes of this opinion that:
6.1	a holder of Units (“Unit holder”) is, under the terms of the Indenture governing the Trust, entitled to his pro rata share of all the income which arises to the Trust from the investments in the Trust, which is to be paid to him subject to a deduction for annual expenses, including total applicable custodial fees and certain other costs associated with foreign trading and annual Trustee’s, Sponsor’s, portfolio supervisory, evaluation and administrative fees and expenses, and that, under the governing law of the Indenture, this is a right as against the assets of the Trust rather than a right enforceable in damages only against the Trustee;
6.2	for taxation purposes the Trustee is not resident in the UK for tax purposes and is resident in the US for tax purposes;
6.3	the general administration of the Trust and all activities of both the Trust and the Trustee in its capacity as Trustee of the Trust which are not carried out by agents satisfying the conditions in paragraphs 9.1 to 9.6 below will be carried out only in the US;
6.4	no Units are registered in a register kept in the UK by or on behalf of the Trustee;
6.5	the Trust is not treated as a corporation for US tax purposes;
6.6	the Trust will not hold (i) directly any interest in UK land (as defined in section 1C of the Taxation of Chargeable Gains Act 1992) (“Interest in UK Land”) or (ii) any interest, directly or indirectly, in any entity deriving 75 per cent. or more of its value from any one or more Interests in UK Land;
6.7	the structure, including the investment strategy of the Trust, will be substantially the same as that set out in the Prospectus;
6.8	each Unit holder is not resident in the UK for tax purposes (and has never been resident in the UK for tax purposes, including for the purposes of Schedule 45 to the Finance Act 2013), nor is any such Unit holder carrying on a trade, profession or vocation in the UK and in particular does not carry on a trade, profession or vocation in the UK through any form of taxable presence in the UK (including a permanent establishment, branch or agency);
6.9	neither the Trustee nor any of the Unit holders are, or will be, resident for tax purposes in any member state of the European Union; and
6.10	any instrument transferring Units will not be executed in the UK or relate to any property situate or to any matter or thing done or to be done in any part of the UK.
7	We understand that the portfolio of the Trust will consist of the common stock of the five companies with the lowest per share stock price of the ten companies in each of the Dow Jones Industrial Average, the Financial Times Industrial Ordinary Share Index and the Hang Seng Index respectively having the highest dividend yield in the respective index as at the close of business on the business day prior to the date of the Final Prospectus to be issued for the Funds; and that the Trust will hold such common stocks for a period of approximately fifteen months, after which time the Trust will terminate and the stocks will be sold. We address UK tax issues in relation only to the common stocks of companies in the Financial Times Industrial Ordinary Share Index comprised in the portfolio of the Trust (the “UK Equities”).
8	As the Trust is expected to be “transparent” for the purposes of the taxation of income in the UK, a Unit holder may be held to be trading in stock rather than holding stock for investment purposes by virtue, inter alia, of the length of the time for which the stock is held. If the stock is purchased and sold through a UK agent, then, if the Unit holder is held to be trading in such stock, profits may, subject to paragraph 9 below, be liable to UK tax on income.
9	Under current law, liability to UK tax on income on such profits will be limited to the amount of tax (if any) withheld from the Trust’s income provided that such profits derive from transactions carried out on behalf of the Trust (acting on behalf of the Unit holder) by a UK agent where the following conditions are satisfied:
9.1	the transactions from which the profits are derived are investment transactions. Section 1150(1) Corporation Tax Act 2010 and section 835S(4) Income Tax Act 2007 gave HMRC the power to designate transactions as “investment transactions” for this purpose. Pursuant to this power the Investment Manager (Investment Transactions) Regulations 2014 entered into force on 8 April 2014, which apply the definition given in the Investment Transactions (Tax) Regulations 2014. These regulations specify which transactions will qualify as “investment transactions” and include transactions in stocks and shares. We would, therefore, expect the activities of any UK agent in relation to the Trust to continue to qualify as “investment transactions” for these purposes;
9.2	the UK agent carries on a business of providing investment management services;
9.3	the transactions are carried out by the UK agent on behalf of the Trust in the ordinary course of that business;
9.4	the remuneration received by the UK agent is at a rate which is not less than that which is customary for that class of business;
9.5	the UK agent (together with persons connected with the UK agent) does not have (or it is the intention of the agent (together with persons connected with the agent) that they do not have but, for reasons beyond the agent’s control and despite taking all reasonable steps, they do have) a beneficial interest in more than 20 per cent. of the Trust’s income derived from the investment transactions carried out through the agent (excluding reasonable management fees paid to the agent) in either the tax year in which the transaction income is charged to tax or, alternatively, a period of not more than five years comprising two or more tax years including the one in which the transaction in question is carried out; and
9.6	the UK agent acts for the Trust in an independent capacity.

The UK agent will act in an independent capacity if the relationship between the UK agent and the Trust, taking account of its legal, financial and commercial characteristics, is one which would exist between persons carrying on independent businesses dealing at arm’s length. This will be regarded as the case by HMRC if, for example, the provision of services by the UK agent to the Trust (and any connected person) does not form a substantial part of the UK agent’s business (namely where it does not exceed 70 per cent. of the UK agent’s business, by reference to fees or some other measure if appropriate).

In addition, this condition will be regarded as satisfied by HMRC if the Trust is a widely held collective fund or if the interests in the Trust are actively marketed with the intention that it becomes a widely held collective fund.

Further, where stock is purchased and sold by the Trust through a UK broker in the ordinary course of a brokerage business carried on in the UK by that broker, the remuneration which the broker receives for the transactions is at a rate which is no less than that which is customary for that class of business and the broker acts in no other capacity for the Trust in the UK, profits arising from transactions carried out through that broker will not be liable to UK tax on income (other than to the extent that such tax is withheld at source).

Accordingly, provided the conditions are satisfied, a Unit holder will not be charged to UK tax on income on such profits (other than to the extent that such tax is withheld at source).

10	If the Trustee has a presence in the UK then it is technically possible that income or gains of the Trust could be assessed upon the Trustee, whether arising from securities (which includes stock) or from dealings in those securities. We understand that the Trustee has a permanent establishment in the UK. However, we consider that any such risk should be remote provided that the UK permanent establishment of the Trustee will not have any involvement with establishing or managing the Trust or its assets nor derive any income or gains from the Trust or its assets.
11	Where the Trustee makes chargeable gains on the disposal of UK Equities, a Unit holder will not be liable to UK capital gains tax or corporation tax (as applicable) on those gains.
12	UK stamp duty will generally be payable at the rate of 0.5 per cent. of the consideration (rounded up to the nearest multiple of £5) in respect of a transfer of the shares in UK incorporated companies or in respect of transfers where the stock transfer form is executed in the UK or where the instrument of transfer relates to any property situate, or to any matter or thing done or to be done, in any part of the UK. UK stamp duty reserve tax will generally be payable on the entering into of an unconditional agreement to transfer shares in a UK incorporated company or shares in a non-UK incorporated company where such shares are registered in a register kept in the UK, or on a conditional agreement to transfer such shares becoming unconditional, at the rate of 0.5 per cent. of the consideration to be provided (rounded up or down to the nearest penny). A liability to stamp duty reserve tax will generally be cancelled where stamp duty is paid on transfer. Stamp duty and stamp duty reserve tax in respect of a transfer or agreement to transfer shares will generally be paid by the purchaser of such shares.

No UK stamp duty or stamp duty reserve tax should be payable, by the Trust or a Unit holder, on an agreement to transfer Units or on a transfer of Units.

13	In our opinion the taxation paragraphs contained on pages 78 to 79 of the Prospectus under the heading “United Kingdom Taxation”, as governed by the general words appearing immediately under that heading, which relate to the Trust and which are to be contained in the Final Prospectus to be issued for the Funds, represent a fair summary of material UK taxation consequences for a US resident holder of Units in the Trust.
14	This opinion is addressed to you on the understanding that you (and only you) may rely upon it in connection with the issue and sale of the Units (and for no other purpose).

This opinion may not be quoted or referred to in any public document or filed with any governmental agency or other person without our written consent. We understand that it is intended to produce a copy of this opinion to the Trustee. We consent to the provision of this opinion to the Trustee and confirm that, insofar as this opinion relates to the UK tax consequences for the Trust and US persons holding Units in the Trust, the Trustee may similarly rely upon it in connection with the issue and sale of Units. However, you should note that this opinion does not consider the UK tax consequences for the Trustee arising from its duties in respect of the Trust under the Indenture.

We consent further to the reference which is to be made in the Final Prospectus to be issued for the Trust to our opinion as to the UK tax consequences to US persons holding Units in the Trust.

This communication is confidential and may be privileged or otherwise protected by work product immunity.

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Yours faithfully

Linklaters LLP